Exhibit 3.3

AMENDMENT NO. 2

TO THE RESTATED BYLAWS OF

NUVASIVE, INC.

The following amendment (the “Amendment”) was made to the Restated Bylaws of NuVasive, Inc. (the “Company”) pursuant to resolutions adopted by the Company’s Board of Directors at a meeting held on July 29, 2016:

1. Article III, Section 1 of the Restated Bylaws of the Company is, effective immediately, hereby amended in its entirety to read as follows:

“Section 1. Classes, Number, Term of Office and Qualification. The directors shall be classified into three classes as specified in the Restated Certificate of Incorporation. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Additional directorships resulting from an increase in the number of directors shall be apportioned among the classes as equally as possible determined by the Board of Directors. The number of directors which shall constitute the whole Board shall not be less than five (5) nor more than ten (10) directors, and the exact number shall be fixed by resolution of sixty-six and two-thirds percent (66-2/3%) of the directors then in office or by sixty-six and two-thirds percent (66-2/3%) of the stockholders at the annual meeting of the stockholders, with the number initially fixed at seven (7) . Each director elected shall hold office until his successor is elected and qualified, except in the case of the death, resignation or removal of the director. Directors need not be stockholders.”

2. Except as expressly modified by this Amendment, all terms, provisions, covenants and agreements contained in the Restated Bylaws of the Company shall remain unmodified and in full force and effect.